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                             October 27, 2022

       Eric Lefkofsky
       Chief Executive Officer
       Tempus Labs, Inc.
       600 West Chicago Avenue, Suite 510
       Chicago, Illinois 60654

                                                        Re: Tempus Labs, Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted October
19, 2022
                                                            CIK No. 0001717115

       Dear Eric Lefkofsky:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe this comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 3, 2022 letter.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       Consolidated Financial Statements
       9. Stock-Based Compensation, page F-29

   1. We note your response to prior comment 5. Please provide us with a breakdown of the details of all
stock-based compensation awards granted since August 1, 2021, including the fair value of the
underlying stock used to value such awards. To the extent there were any significant
fluctuations in the fair values, please describe for us the factors that contributed to such
fluctuations, including any intervening events within the company or changes in your
valuation assumptions or methodology.
 Eric Lefkofsky
Tempus Labs, Inc.
October 27, 2022
Page 2

        You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                         Sincerely,
FirstName LastNameEric Lefkofsky
                                                         Division of
Corporation Finance
Comapany NameTempus Labs, Inc.
                                                         Office of Technology
October 27, 2022 Page 2
cc:       Courtney Tygesson
FirstName LastName